Exhibit (a)(5)(v)

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.284.6206

Cell Therapeutics Announces Preliminary Results of its

Fixed Price Exchange Offers for Any and All of its

$118.9 Million Convertible Notes Outstanding

•	Holders of Approximately 46.1% of Outstanding Notes Tendered in the Exchange Offers

•	Outstanding Debt to be Reduced by Approximately $54.8 Million

•	Future Annual Interest Expense Reduced by Approximately $3.4 Million

•	Company to Book Approximately $8.2 Million Estimated Gain on Exchange

•	Shareholder’s Equity to Increase by Approximately $45.4 Million

SEATTLE, June 17, 2009—Cell Therapeutics, Inc. (the “Company” or “CTI”) (NASDAQ and MTA: CTIC) today announced the preliminary results of its separate concurrent fixed price exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”) for any and all of the approximately $118.9 million outstanding principal amount of five series of its convertible notes (the “Notes”). The Exchange Offers expired at 5:00 p.m., New York City time, on Tuesday, June 16, 2009.

In accordance with the terms and conditions of the Exchange Offers, and based on the preliminary count by U.S. Bank National Association, the depositary for the Exchange Offers, the Company expects to accept for exchange approximately $54.8 million aggregate principal amount of the Notes for the previously announced exchange consideration of (i) $134.50 cash, and (ii) 458 shares of common stock per $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer, for a total amount of exchange consideration (excluding interest, fees and other expenses in connection with the Exchange Offers) of approximately $7.4 million cash and approximately 25.1 million shares of common stock.

The approximately $54.8 million aggregate principal amount of Notes to be exchanged includes approximately $5.9 million principal amount of Notes tendered by notice of guaranteed delivery. Noteholders who tendered their Notes by delivering a notice of guaranteed delivery prior to the expiration of the Exchange Offers must deliver the related Notes and required documents to the depositary within three business days of their execution of the notice of guaranteed delivery.

“I am pleased we completed the Exchange Offers with a substantial portion of outstanding Notes tendered and am encouraged by the confidence continuing holders of our Notes have in the prospects of the Company moving forward,” said James A. Bianco, M.D., CEO of the Company. “This transaction

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will significantly clean up our balance sheet, decrease our ongoing expenses with the elimination of approximately $54.8 million of debt, reduce our annual interest expense by approximately $3.4 million, and increase our shareholder’s equity. In addition, this transaction should make the Company a more attractive opportunity for biotechnology investors and position us well as we move to complete the submission of our New Drug Application for pixantrone to treat relapsed and refractory, aggressive non-Hodgkin’s lymphoma to the U.S. Food and Drug Administration this month.”

The Company expects to accept for exchange the following approximate principal amount of each series of Notes:

(i)	$13,537,000, or 24.6%, of the $55,150,000 aggregate outstanding principal amount of 4% Convertible Senior Subordinated Notes due 2010;

(ii)	$12,087,000, or 52.6%, of the $23,000,000 aggregate outstanding principal amount of 5.75% Convertible Senior Notes due 2011;

(iii)	$5,500,000, or 78.6%, of the $7,000,000 aggregate outstanding principal amount of 6.75% Convertible Senior Notes due 2010;

(iv)	$23,358,000, or 69.8%, of the $33,458,000 aggregate outstanding principal amount of 7.5% Convertible Senior Notes due 2011; and

(v)	$335,000, or 100.0%, of the $335,000 aggregate outstanding principal amount of 9.0% Convertible Senior Notes due 2012.

As of June 16, 2009, approximately $118.9 million aggregate principal amount of the Notes was outstanding. Accordingly, the aggregate principal amount of Notes that the Company expects to exchange in the Exchange Offers represents approximately 46.1% of the currently outstanding principal amount of Notes.

Final results for the Exchange Offers will be determined subject to confirmation by the depositary of the proper delivery of Notes validly tendered and not withdrawn and will be announced following the confirmation process.

The Company expects that the settlement date for the Exchange Offers will be Monday, June 22, 2009. Accrued and unpaid interest to, but excluding, the settlement date on Notes accepted for exchange will be paid in cash.

The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is Georgeson Inc. and the depositary for the Exchange Offers is U.S. Bank National Association.

www.CellTherapeutics.com

About Cell Therapeutics, Inc.

Headquartered in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.CellTherapeutics.com.

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Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. Holders of the Notes who have questions may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.

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Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: deramian@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.282.7100

Lindsey Jesch

T: 206.272.4347

F: 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors

www.CellTherapeutics.com